UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

N-able, Inc.

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

62878D100

(CUSIP Number)

Thomas Giannetti

399 Park Avenue, 20th Floor

New York, NY 10022

(212) 754-0411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Lexington Co-Investment Holdings III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,239,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,239,867
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON CIP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,239,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,239,867
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON CIP Partners GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,239,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,239,867
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Lexington Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,239,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,239,867
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Lexington Partners Advisors GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,239,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,239,867
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Lexington Partners Advisors Holdings L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,239,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,239,867
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Lexington Partners Advisors Holdings GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,239,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,239,867
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Brent R. Nicklas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,239,867
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,239,867
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 62878D100

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of N-able, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are at 301 Edgewater Dr., Suite 306, Wakefield, Massachusetts 01880.

Item 2.	Identify and Background.

This Schedule 13D is being filed jointly on behalf of the following persons: Lexington Co-Investment Holdings III, L.P. (“LCI”); CIP Partners III, L.P. (“CIP LP”); CIP Partners GP III LLC (“CIP GP”); Lexington Partners L.P. (“LP”); Lexington Partners Advisors GP L.L.C. (“LPA”); Lexington Partners Advisors Holdings L.P. (“LPAH”); Lexington Partners Advisors Holdings GP L.L.C. (“LPAH GP”); and Brent R. Nicklas.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1.

The reported securities are held directly by LCI. CIP LP is the general partner of LCI. CIP GP is the general partner of CIP LP. LP is the managing member of CIP GP. LPA is the general partner of LP. LPAH is the sole member of LPA. LPAH GP is the general partner of LPAH. Ultimate voting and dispositive power of LPAH GP is exercised by Brent R. Nicklas.

Lexington Partners is a private equity and alternative investment firm and the principal business of each of LCI, CIP LP, CIP GP, LP, LPA, LPAH and LPAH GP is to facilitate the investments of Lexington Partners. The address of the principal business office of each of the Reporting Persons is 399 Park Avenue, 20th Floor, New York, NY 10022.

Each of LCI, CIP LP, CIP GP, LP, LPA, LPAH and LPAH GP were organized under the laws of the State of Delaware. Brent R. Nicklas is a citizen of the United States of America. The name, business address, present principal occupation or employment and citizenship of each manager of LPAH GP is set forth on Annex A hereto. During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Annex A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by the Reporting Persons was acquired on July 19, 2021 in connection with the distribution of shares of Common Stock by SolarWinds Corporation (“SolarWinds”) to holders of SolarWinds common stock as of July 12, 2021 (the “Distribution”). The Reporting Persons did not pay any consideration for the shares received in the Distribution.

Item 4	Purpose of Transaction

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

CUSIP No. 62878D100

Item 5	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) In the aggregate, the Reporting Persons beneficially own 1,239,867 shares of Common Stock, or 0.7% of the Common Stock outstanding.

Calculations of beneficial ownership are based on 178,746,342 shares of Common Stock of the Issuer assumed to be outstanding following the Distribution as set forth in the Issuer’s Information Statement, dated July 12, 2021, circulated to stockholders of SolarWinds in connection with the Distribution and filed as Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2021.

Certain of the Reporting Persons and other stockholders listed on Annex B attached hereto (collectively, the “Stockholders”) are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders’ Agreement described in Item 6 of this Schedule 13D and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by or on behalf of the other Stockholders, as of July 19, 2021, such a “group” would be deemed to beneficially own an aggregate of 122,971,296 shares of Common Stock, or 68.8% of the total number of shares outstanding. The Stockholders’ Agreement also provides the Reporting Persons with the right to require the disposition of the Common Shares held by the stockholders listed on Annex B hereto (other than affiliates of Silver Lake). Based in part on information provided by the Issuer, as of July 19, 2021, an aggregate of 11,406,777 shares of Common Stock were subject to such right. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with Silver Lake Group, L.L.C. (“Silver Lake”) and the stockholders listed on Annex B attached hereto are separately making Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

Stockholders’ Agreement

In connection with the Distribution, certain of the Reporting Persons, Thoma Bravo UGP, LLC (“TB, LLC”), certain affiliates of TB, LLC (together with TB, LLC, the “Thoma Bravo Funds”), the Silver Lake Funds (as defined below) and the other parties set forth on Annex A hereto entered into a stockholders’ agreement with the Issuer. The Stockholders’ Agreement, as further described below, contains specific rights, obligations and agreements of these parties as owners of Common Stock. In addition, the Stockholders’ Agreement contains provisions related to the composition of the Issuer’s board of directors and its committees and provides that the Issuer will be obligated to reimburse the Silver Lake Funds and the Thoma Bravo Funds (collectively, the “Sponsors”) and certain of their affiliates for certain out-of-pocket costs and expenses incurred in connection with the separation and distribution, certain advisory services and their ownership of the Issuer’s stock.

CUSIP No. 62878D100

Voting Agreement

Under the Stockholders’ Agreement, the parties have agreed to take all necessary action, including casting all votes to which such stockholders are entitled to cast at any annual or special meeting of stockholders, to ensure that the composition of the board of directors complies with (and includes all of the nominees in accordance with) the provisions of the Stockholders’ Agreement related to the composition of the Issuer’s board of directors and its committees. Pursuant to the terms of the Stockholders’ Agreement, the Sponsors will be entitled to nominate members of the board of directors as follows:

•

so long as the Silver Lake Funds own, in the aggregate, (i) at least 20% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Silver Lake will be entitled to nominate three directors, (ii) less than 20% but at least 10% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Silver Lake will be entitled to nominate two directors, and (iii) less than 10% but at least 5% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Silver Lake will be entitled to nominate one director; and

•

so long as the Thoma Bravo Funds and their co-investors own, in the aggregate, (i) at least 20% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Thoma Bravo will be entitled to nominate three directors, (ii) less than 20% but at least 10% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Thoma Bravo will be entitled to nominate two directors, and (iii) less than 10% but at least 5% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Thoma Bravo will be entitled to nominate one director.

Notwithstanding the foregoing, the Silver Lake Funds and the Thoma Bravo Funds will each be entitled to nominate three directors only if the total number of directors (inclusive of the number of directors nominated by the Silver Lake Funds and the Thoma Bravo Funds) exceeds seven directors.

The initial Silver Lake Director nominees are Mike Bingle and Michael Widmann and the initial Thoma Bravo Director nominees are Michael Hoffmann and Kristin Nimsger.

Silver Lake and Thoma Bravo Approvals

Under the Stockholders’ Agreement and subject to the Issuer’s restated charter, the Issuer’s restated bylaws and applicable law, for so long as the Sponsors collectively own at least 30% of the aggregate number of outstanding shares of Issuer common stock immediately following the consummation of the distribution, the following actions by the Issuer or any of its subsidiaries would require the prior written consent of each of Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., and SLP Aurora Co-Invest, L.P. (the “Silver Lake Funds”) and the Thoma Bravo Funds so long as each are entitled to nominate at least two directors to the Issuer’s board of directors. The actions include:

•	change in control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $150 million;

•	incurring indebtedness in an aggregate principal amount in excess of $150 million;

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving the Issuer or any of its significant subsidiaries;

•	increasing or decreasing the size of the Issuer’s board of directors; and

•	terminating the employment of the Issuer’s chief executive officer or hiring a new chief executive officer.

Transfer Restrictions

Under the Stockholders’ Agreement, each of the parties has agreed, subject to certain limited exceptions, not to sell, pledge, assign, encumber or otherwise transfer or dispose any Common Stock during the period following the consummation of the Distribution until October 23, 2021 without the consent of the Silver Lake Funds and the Thoma Bravo Funds, as applicable.

Indemnification

Under the Stockholders’ Agreement, the Issuer has agreed, subject to certain exceptions, to indemnify the Sponsors and various respective affiliated persons from certain losses arising out of the indemnified persons’ investment in, or actual, alleged or deemed control or ability to influence, the Issuer.

Corporate Opportunities

The Stockholders’ Agreement contains a covenant that requires the Issuer’s restated charter to provide for a renunciation of corporate opportunities presented to the Sponsors and their respective affiliates and the directors nominated by the Silver Lake Funds and Thoma Bravo Funds under the Stockholders’ Agreement to the maximum extent permitted by Section 122(17) of the Delaware General Corporation Law.

CUSIP No. 62878D100

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7	Material to be Filed as Exhibits

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2	Stockholders’ Agreement dated as of July 19, 2021, by and among N-able, Inc. and the stockholders’ named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2021

By:	/s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA, the GP of LP, the managing member of CIP GP, the GP of CIP LP, the GP of LCI*

By:	/s/ Thomas Giannetti, CFO of LPAH GP*

By:	/s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH*

By:	/s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA*

By:	/s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA, the GP of LP*

By:	/s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA, the GP of LP, the managing member of CIP GP*

*By:	/s/ Thomas Giannetti
Thomas Giannetti, Attorney-in-Fact for Brent R. Nicklas

Annex A

Managers of Lexington Partners Advisors Holdings L.P.

The following sets forth certain information regarding the managers of Lexington Partners Advisors Holdings L.P. The business address for each of of the following persons is 399 Park Avenue, 20th Floor, New York, NY 10022.

Name	Citizenship	Present Principal Occupation or Employment
Brent R. Nicklas	USA	Founder and Non-Executive Chairman

Annex B

List of Stockholders Party to the Stockholder Agreement

AlpInvest GA Co C.V.

AlpInvest Partners Co-Investments 2014 I C.V.

AlpInvest Partners Co-Investments 2014 II C.V.

AM 2014 Co C.V.

HarbourVest 2015 Global Fund L.P.

HarbourVest Global Annual Private Equity Fund L.P.

HarbourVest Partners IX Buyout Fund L.P.

HarbourVest Partners X AIF Buyout L.P.

HarbourVest Partners X Buyout Fund L.P.

Hermes USA Investors Venture II LP

Howard Hughes Medical Institute

Lexington Co-Investment Holdings III L.P.

Meranti Fund L.P.

NB - Iowa’s Public Universities LP

NB Crossroads XX - MC Holdings LP

NB Crossroads XXI - MC Holdings LP

NB PEP Holdings Limited

NB RP Co-Investment & Secondary Fund LLC

NB Sonoran Fund Limited Partnership

NB Strategic Co-Investment Partners II Holdings LP

NB Wildcats Fund LP

Neuberger Berman Insurance Fund Series of the SALI Multi-Series Fund L.P.

NPS Co-Investment (A) Fund L.P.

The Prudential Insurance Corporation of America

The Prudential Legacy Insurance Corporation of New Jersey

Thoma Bravo Executive Fund XI L.P.

Thoma Bravo Executive Fund XII L.P.

Thoma Bravo Executive Fund XII-A L.P.

Thoma Bravo Fund XI L.P.

Thoma Bravo Fund XI-A L.P.

Thoma Bravo Fund XII L.P.

Thoma Bravo Fund XII-A L.P.

Thoma Bravo Special Opportunities Fund II L.P.

Thoma Bravo Special Opportunities Fund II-A L.P.

Silver Lake Partners IV, L.P.

Silver Lake Technology Investors IV, L.P.

Silver Lake Technology Associates IV, L.P.

SLP Aurora Co-Invest, L.P.

SMRS-TOPE LLC

TFL Trustee Company Limited as Trustee of the TFL Pension Fund